UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Augusta Gold Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

051276103
(CUSIP Number)

Augusta Investments Inc.
Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(604) 687-1717

Copy to:

Kenneth G. Sam
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12021A107

1	NAMES OF REPORTING PERSONS Augusta Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 36,083,334(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,083,334(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,083,334(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.86%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Includes 18,708,334 shares of Common Stock and warrants (the "Warrants") to purchase an additional 17,375,000 shares of Common Stock as further described under Item 4 of the Schedule 13D filed with the Securities and Exchange Commission by Augusta Investments Inc. on November 2, 2020 (the "Schedule 13D").

(2)   The percentages used herein are calculated based upon 59,626,035 outstanding shares of Augusta Gold Corp. as of January 29, 2021, plus 17,375,000 shares of Common Stock in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Stock, $0.0001 par value per share (the "Common Stock")

(b) Name of Issuer:

Augusta Gold Corp. (the "Issuer")

(c) Address of Issuer's Principal Executive Offices:

Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada

Item 2. Identity and Background

(a) Name of Reporting Person:

Augusta Investments Inc. ("Augusta" or the "Reporting Person")

(b) Address of Principal Business Office:

No change

(c) Occupation, Employment and Other Information:

No change

(d) Criminal convictions:

No change

(e) Civil proceedings:

No change.

(f) Citizenship:

No change

Item 3. Source and Amount of Funds or Other Consideration:

On December 30, 2020, Augusta acquired an additional 6,500,000 shares of Common Stock of the Issuer (or 1,083,334 shares after giving effect to the Issuer’s 6:1 stock split that occurred on January 26, 2021).  On January 26, 2021, the Issuer changed its name from Bullfrog Gold Corp. to Augusta Gold Corp. and effected a 6:1 reverse stock split, with the resulting fractional shares being rounded up to the next whole share number.  On January 29, 2021, Augusta acquired an additional 250,000 shares of Common Stock of the Issuer, for a total of 18,708,334 shares of Common Stock and Warrants exercisable for an additional 17,375,000 shares of Common Stock, on a post-consolidation basis, which represents approximately 46.86% of the issued and outstanding shares of the Issuer as of January 29, 2021, calculated on a partially-diluted basis.  Augusta has no other beneficial ownership of, or control or direction over, any securities of the Issuer.

The following additional individuals have also been appointed to serve as officers and/or directors of the Issuer, on the dates indicated:

Lenard F. Boggio	Director	January 19, 2021

Richard Warke	Director	January 7, 2021

John A. Boehner	Director	January 7, 2021

Poonam Puri	Director	January 7, 2021

William Morgan	Vice President, Capital Projects	December 14, 2020

John Hill	Vice President, Human Resources and Safety	December 14, 2020

Thomas Ellard	Chief Administrative Officer	December 14, 2020

Lynette Gould	Senior Vice President, Investor Relations & Corporate Development	December 1, 2020

Tom Ladner	Chief Administrative Officer	November 23, 2020

Purni Parikh	Senior Vice President, Corporate Affairs and Corporate Secretary	November 13, 2020

On January 7, 2021, David Beling resigned as a director of the Issuer.

Richard Warke is the sole officer and director of Augusta.

Item 4. Interest in Securities of the Issuer:

(a)

In addition to the 18,708,334 shares of Common Stock reported in Item 3, Augusta also owns Warrants to purchase an additional 17,375,000 shares of Common Stock.  Augusta is deemed to beneficially own the 17,375,000 shares of Common Stock issuable upon exercise of the Warrants. Augusta has sole voting power and sole dispositive power with respect to a total of 36,083,334 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Augusta represents approximately 46.86% of the issued and outstanding shares of Common Stock of the Issuer as calculated for purposes of this Schedule 13D.  Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the shares of Common Stock issuable upon exercise of the Warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by Augusta, although these shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  Accordingly, Augusta's percentage ownership is calculated based on an assumed number of shares outstanding equal to 77,001,035, which represents the sum of (i) the 59,626,035 shares of Common Stock outstanding after giving effect to the transactions occurring on or prior to the date hereof as described in Item 3, and (ii) 17,375,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by Augusta.  The foregoing assumed number of shares outstanding does not include shares of Common Stock issuable upon the exercise of any other outstanding options, warrants, rights or conversion privileges.

(b) Number of shares as to which Augusta has:

(i) Sole power to vote or to direct the vote: 36,083,334 shares of Common Stock

(ii) Shared power to vote or to direct the vote: 0 shares.

(iii) Sole power to dispose or direct the disposition: 36,083,334 shares of Common Stock

(iv) Shared power to dispose or direct the disposition: 0 shares.

(c) The information provided in Item 3 is hereby incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

 =No change

Item 6. Material to Be Filed as Exhibits:

 =No change

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

AUGUSTA INVESTMENTS INC.

By: /s/ Richard Warke
Name: Richard Warke
Title: President